Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		As at	As at
		March 31, 2026	December 31, 2025
	Notes	($)	($)
Assets
Current assets
Cash and cash equivalents		13,598	12,407
Short-term investments		2,601	1,548
Accounts receivable		5,232	2,741
Prepaids and other receivables		2,936	5,850
		24,367	22,546

Non-current assets
Royalties, streaming and other mineral interests	4	785,315	786,736
Long-term investments	5	2,461	2,486
Investment in joint venture	6	22,954	—
Gold-linked loan	7	10,916	10,826
Other long-term assets		856	162
		822,502	800,210

		846,869	822,756

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		4,961	4,618
		4,961	4,618

Non-current liabilities
Non-current portion of lease obligation		79	101
Deferred income tax liability		119,835	118,842
		119,914	118,943

		124,875	123,561

Equity
Issued capital	9	773,777	752,241
Reserves	9	23,515	23,998
Accumulated deficit		(75,586)	(77,357)
Accumulated other comprehensive income		288	313
		721,994	699,195

		846,869	822,756

Approved by the Board of Directors:

/s/ Ken Robertson	/s/ Warren Gilman
Ken Robertson Director	Warren Gilman Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		For the three months ended March 31
		2026	2025
	Notes	($)	($)
Revenue
Revenue	10	7,178	3,138
Cost of sales
Cost of sales excluding depletion	4	(291)	(145)
Depletion	4	(1,391)	(91)
Gross profit		5,496	2,902

Other operating income (expenses)
General and administrative costs	11	(2,126)	(1,821)
Project evaluation costs	11	—	(18)
Share of loss in associate		—	(30)
Share of profit in joint venture	6	453	—
Share-based compensation	9	(735)	(692)
Operating income for the period		3,088	341

Other items
Change in fair value of gold-linked loan	7	592	290
Change in fair value of short-term investments		(136)	(74)
Change in fair value of embedded derivative		—	100
Foreign exchange (loss) gain		(5)	29
Finance costs	12	(343)	(2,205)
(Loss) gain on loan modification	8	(500)	693
Other income		102	9
Net income (loss) before income taxes for the period		2,798	(817)
Current tax expense		(16)	(71)
Deferred tax expense		(1,011)	(360)
Net income (loss) after income taxes for the period		1,771	(1,248)

Other comprehensive loss
Item that may be reclassified subsequently to net income:
Foreign currency translation differences		(25)	—
Total comprehensive income (loss) for the period		1,746	(1,248)

Net income (loss) per share
Basic	9	0.01	(0.01)
Diluted	9	0.01	(0.01)

Weighted average number of common shares outstanding
Basic	9	229,394,670	170,325,913
Diluted	9	240,950,256	170,325,913

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at December 31, 2024		170,205,124	595,811	35,684	(73,227)	35	558,303
GRC Shares issued upon vesting of restricted share units		67,880	281	(281)	—	—	—
GRC Shares issued for interest payment of convertible debentures		214,285	300	—	—	—	300
Share-based compensation - share options		—	—	236	—	—	236
Share-based compensation - restricted share units		—	—	456	—	—	456
Total comprehensive loss for the period		—	—	—	(1,248)	—	(1,248)
Balance at March 31, 2025		170,487,289	596,392	36,095	(74,475)	35	558,047

			Equity attributable to shareholders of Gold Royalty Corp.
	Notes	Number of Common Shares	Issued Capital ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at December 31, 2025		224,530,457	752,241	23,998	(77,357)	313	699,195
GRC Shares issued upon vesting of restricted share units	8	35,453	37	(37)	—	—	—
GRC Shares issued upon exercise of share options		425,699	1,379	(1,069)	—	—	310
GRC Shares issued upon vesting of common share purchase warrants		2,246,163	5,167	(112)	—	—	5,055
Share-based compensation - share options	8	—	—	294	—	—	294
Share-based compensation - restricted share units	8	—	—	441	—	—	441
Royalty interest acquisition:
GRC Shares issued to acquire royalty interest	8	3,571,429	15,000	—	—	—	15,000
Issuance cost	8	—	(65)	—	—	—	(65)
Deferred tax recovery recognized	8	—	18	—	—	—	18
Total comprehensive income for the period		—	—	—	1,771	(25)	1,746
Balance at March 31, 2026		230,809,201	773,777	23,515	(75,586)	288	721,994

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	For the three months ended March 31
	2026	2025
	($)	($)
Operating activities
Net income (loss) for the period	1,771	(1,248)
Items not involving cash:
Depreciation	21	19
Depletion	1,391	91
Finance costs	343	2,205
Other income	(102)	(9)
Share-based compensation	735	692
Change in fair value of short-term investments	136	74
Change in fair value of embedded derivative	—	(100)
Loss (gain) on loan modification	500	(693)
Change in fair value of gold-linked loan	(592)	(290)
Share of loss in associate	—	30
Share of profit in joint venture	(453)	—
Deferred tax expense	1,011	360
Unrealized foreign exchange loss (gain)	48	(25)
Operating cash flows before movements in working capital	4,809	1,106
Net changes in non-cash working capital items:
Accounts receivables	(2,491)	466
Interest income credited against gold-linked loan	502	326
Prepaids and other receivables	1,376	30
Accounts payable and accrued liabilities	278	559
Cash provided by operating activities	4,474	2,487

Investing activities
Interest received	50	9
Investment in royalties, streaming and other mineral interests	(30,328)	(2,209)
Land agreements proceeds credited against other mineral interests	20	113
Proceeds from sale of subsidiary	22,499	—
Cash used in investing activities	(7,759)	(2,087)

Financing activities
Proceeds from issuance of GRC Shares	5,365	—
Net proceeds from bank loan/(payment of bank transaction costs)	(561)	1,835
Interest paid	(304)	(1,265)
Payment of lease obligations	(24)	(23)
Cash provided by financing activities	4,476	547

Net increase in cash	1,191	947
Cash and cash equivalents
Beginning of period	12,407	2,267
End of period	13,598	3,214

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

1. Corporate information

Gold Royalty Corp. ("GRC" or the "Company") is a company incorporated in Canada on June 23, 2020 and domiciled in Canada. GRC is principally engaged in acquiring gold-focused royalty and mineral stream interests. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada.

The Company's common shares (the "GRC Shares") and common share purchase warrants ("Warrants") are listed on the NYSE American under the symbols "GROY" and "GROY-WT", respectively.

2. Basis of preparation and significant accounting policies

2.1 Statement of compliance

The Company's condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the presentation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2025.

These condensed interim consolidated financial statements were authorized for issue by the Company's board of directors on May 6, 2026.

2.2 Basis of presentation

The Company's condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s condensed interim consolidated financial statements are presented in United States dollars ("U.S. dollar", "$" or "dollar"). All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's annual financial statements for the year ended December 31, 2025. The Company's interim results are not necessarily indicative of its results for a full year.

The condensed interim consolidated financial statements include the financial statements of Gold Royalty Corp. and its wholly-owned subsidiaries:

			% Equity Interest as at
Name of subsidiary	Country of Incorporation	Functional Currency	March 31, 2026	December 31, 2025
Ely Gold Royalties Inc.	Canada	U.S. dollar	100%	100%
Nevada Select Royalty, Inc.	USA	U.S. dollar	100%	100%
Ren Royalties LLC	USA	U.S. dollar	100%	100%
VEK Associates	USA	U.S. dollar	100%	100%
Gold Royalty Holdings Ltd.	Canada	U.S. dollar	100%	100%
Groyco Mex. S.A. de C.V.	Mexico	U.S. dollar	100%	100%
Borborema Royalty General Partner LLC	USA	U.S. dollar	100%	Established in 2026

All subsidiaries are consolidated from the date the Company obtained control until the date that its control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from the subsidiaries and has the ability to affect those returns through its power over the entity. All inter-company transactions, balances, income and expenses are eliminated through the consolidation process. The accounts of all subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

3. IFRS Pronouncements

3.1 Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued targeted amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, to respond to recent questions arising in practice. These amendments:

•
clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•
clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•
add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environmental, social and governance targets); and
•
update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

3. IFRS Pronouncements (continued)

3.1 Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments (continued)

The amendments to IFRS 9 and IFRS 7 are effective for annual periods beginning on or after January 1, 2026. These amendments have been applied retrospectively and the adoption of these amendments did not have material effects on the Company's financial statements. The Company has elected to derecognize financial liabilities before the settlement date for all of its electronic payment systems.

3.2 IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 in response to investors' concerns about comparability and transparency of entities' performance reporting. The new presentation requirements introduced in IFRS 18 will increase comparability of the financial performance of similar entities, especially related to how "operating profit or loss" is defined. The new disclosure requirements for "management-defined performance measures" will enhance transparency. IFRS 18 is effective from 1 January 2027 and has not yet been adopted by the Company.

Management is in the process of determining the impact on the Company of applying IFRS 18. The Company has prepared a transition plan and is on track to report its first IFRS 18-compliant interim financial statements for the three months ending March 31, 2027 and annual financial statements for the year ending December 31, 2027.

4. Royalties, streaming and other mineral interests

	Streams on Production Stage Assets ($)	Royalties on Production Stage Assets ($)	Royalties on Development Stage Assets ($)	Royalties on Exploration and Resource Stage Assets ($)	Other mineral interests ($)	Total ($)
Balance at December 31, 2024	50,570	321,572	127,540	202,851	15,247	717,780
Additions	—	70,651	—	2,251	58	72,960
Disposal	—	—	—	(785)	—	(785)
Depletion	(1,625)	(1,033)	—	—	—	(2,658)
Land agreement proceeds	—	—	—	—	(561)	(561)
Transfers	—	21,250	(21,250)	4,134	(4,134)	—
Balance at December 31, 2025	48,945	412,440	106,290	208,451	10,610	786,736
Additions	—	45,322	—	—	6	45,328
Sale of subsidiary	—	(45,338)	—	—	—	(45,338)
Depletion	(306)	(1,085)	—	—	—	(1,391)
Land agreement proceeds	—	—	—	—	(20)	(20)
Transfers	—	1,157	—	(1,141)	(16)	—
Balance at March 31, 2026	48,639	412,496	106,290	207,310	10,580	785,315

County Line Mine commenced production

During the three months ended March 31, 2026, Fortitude Gold Corp's County Line Mine commenced production, and its carrying value of $1,141 was transferred from royalties on exploration and resource stage assets to royalties on production stage assets.

Additional Borborema Royalty Acquisition

On January 21, 2026, the Company completed the acquisition of an existing net smelter return ("NSR") royalty (the "Additional Borborema Royalty") on the Borborema Mine from a third party for total consideration of $45,000, comprised of $30,000 in cash and the issuance of 3,571,429 GRC Shares. The Additional Borborema Royalty consists of a 1.5% NSR on the first 1.5 million ounces ("Moz") of payable gold production and 1.0% until 2.0 Moz of payable gold is produced, thereafter being extinguished. Transaction costs amounting to $338 were recorded as part of the carrying value of the Additional Borborema Royalty.

During the three months ended March 31, 2026, Taurus Mining Royalty Fund, L.P. ("Taurus") participated in this acquisition under the previously announced mutual cooperation agreement between the parties. Pursuant to a unit purchase agreement, Taurus acquired an indirect 49.9978% interest in Borborema Royalty Limited Partnership ("Borborema LP"), a subsidiary of the Company that holds the Additional Borborema Royalty. As a result of the transaction, the Company lost control of Borborema LP per IFRS 10, Consolidated Financial Statements. The assets and liabilities, including the Additional Borborema Royalty, were derecognized from the condensed consolidated financial statements (note 6).

Land agreement proceeds

During the three months ended March 31, 2026, the Company received land agreement proceeds that were credited against other mineral interests of $20 (2025: $113).

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

4. Royalties, streaming and other mineral interests (continued)

Cost of sales excluding depletion

During the three months ended March 31, 2026, the Company incurred copper streaming expenses, which are associated ongoing payments required to be made by the Company equal to 30% of the LME spot copper price of $291 (2025: $145) relating to the Vareš copper stream.

Summary of Select Royalties and Stream

The following is a summary of selected royalties and a stream owned by the Company as of March 31, 2026:

Asset	Interest	Jurisdiction
Streams on Production Stage Assets:
Vareš Mine	100% Copper Stream	Bosnia and Herzegovina

Royalties on Production Stage Assets:
Borborema Mine	2.75% NSR (1)	Rio Grande do Norte, Brazil
Borden Mine (2)	0.5% NSR	Ontario, Canada
Canadian Malartic Property (open pit) (2)	2.0% – 3.0% NSR	Québec, Canada
Cozamin Mine (2)	1.0% NSR	Zacatecas, Mexico
Côté Gold Mine (2)	0.75% NSR	Ontario, Canada
Granite Creek Project	10% Net Profit Interest ("NPI")	Nevada, USA
Pedra Branca Mine	25.0% NSR (Au); 2.0% NSR (Cu)	Pará, Brazil

Royalties on Development Stage Assets:
Canadian Malartic - Odyssey Project (2) (underground)	3.0% NSR	Québec, Canada
REN - Carlin Mines	1.5% NSR	Nevada, USA
REN - Carlin Mines (NPI)	3.5% NPI	Nevada, USA

Royalties on Exploration and Resource Stage Assets:
Fenelon Gold Project	2.0% NSR	Québec, Canada

__________

Notes:

(1)
Consists of 2.0% NSR held by the Company and the Company's pro rata share of a 1.5% NSR held by Borborema LP, an entity that holds a NSR on the Borborema mine and is jointly controlled by the Company and Taurus (note 6).
(2)
Royalty applies to only a portion of the property.

5. Long-term investments

As at March 31, 2026, long-term investments includes $1,461 (C$2,038) (December 31, 2025: $1,486 (C$2,038)) representing a 12.5% equity interest in Prospector Royalty Corp. ("PRC"), a private company providing preferred access to a proprietary and digitized royalty database. The arrangement includes a royalty referral and granting opportunities to acquire certain royalties identified by PRC. During the three months ended March 31, 2026, the Company recorded a fair value loss on the investment resulted from foreign currency translation of $25 (2025: $nil) in other comprehensive loss in the condensed consolidated statement of comprehensive income (loss).

As at March 31, 2026, long-term investments also includes a non-controlling equity interest in Apex Royalties Limited of $1,000 (December 31, 2025: $1,000), a private mining royalty company. This equity interest was received as part of the consideration for the disposal of the Company's royalty on the Pilot Mountain tungsten project during the year ended December 31, 2025.

6. Investment in joint venture

During the three months ended March 31, 2026, the Company established Borborema LP and contributed the Additional Borborema Royalty (note 4) at a fair value of $45,000 to Borborema LP as initial capital contribution. Subsequent to the establishment of Borborema LP, pursuant to a unit purchase agreement, Taurus acquired an indirect 49.9978% interest in Borborema LP for cash consideration of $22,499. As a result of the transaction, the Company lost control of Borborema LP but retained joint control over Borborema LP with Taurus. The assets and liabilities of Borborema LP were derecognized from the condensed consolidated financial statements in accordance with IFRS 10, Consolidated Financial Statements, with the retained interest recognized as an investment in joint venture in the condensed consolidated statement of financial position. A loss of $338 associated with the loss of control attributable to the former controlling interest was recognized against other income in the condensed consolidated statements of income (loss) comprehensive income (loss).

($)
Reclassification upon loss of control of subsidiary	22,501
Share of profit in joint venture	453
Balance at March 31, 2026	22,954

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

7. Gold-linked loan

On December 19, 2023 (the "Advance Date"), the Company entered into a definitive agreement with Borborema Inc. (the "Borrower"), providing the Borrower with project financing for its Borborema Project of $10,000. The loan is secured against certain assets of the Borrower, and bears interest at 110 ounces of gold per quarter, and is payable through cash settlement or physical delivery of gold. The Borrower has the option to prepay the loan with all interest accrued and unpaid after 24 months following the Advance Date. The Borrower will have the option to elect its choice of payment (the "Prepayment Option").

The loan is classified as a financial asset and measured at fair value through profit or loss in accordance with IFRS 9, Financial Instruments. The Prepayment Option has been accounted for as part of the fair value of the loan in accordance with IFRS 9, Financial Instruments. The fair value of the loan is remeasured on the reporting date and the change in fair value is recognized in the condensed consolidated statements of income (loss) and comprehensive income (loss).

As at March 31, 2026, the fair value of the loan has been estimated using a discounted cash-flow approach based on the following assumptions: risk-free interest rate of 3.68%, calibrated credit spread of 2.69%, estimated long-term gold price of $3,603 per ounce and expected volatility of gold of 17.78%. The Company recorded a fair value gain on the loan of $592 (2025: $290) in change in fair value of gold-linked loan in the condensed consolidated statements of income (loss) and comprehensive income (loss) for the three months ended March 31, 2026.

($)
Balance at December 31, 2024	10,739
Interest income credited against gold-linked loan	(1,598)
Change in fair value during the year	1,685
Balance at December 31, 2025	10,826
Interest income credited against gold-linked loan	(502)
Change in fair value during the period	592
Balance at March 31, 2026	10,916

8. Bank loan

In February 2026, the Company amended and upsized its existing Credit Facility (the "Credit Facility"), to increase the secured revolving credit line to $125 million, with an accordion feature allowing for up to an additional $25 million in availability, subject to certain conditions. Under the amended Credit Facility, term benchmark advances bear interest at rate equal to Secured Overnight Financing Rate ("SOFR") plus a margin of 2.25% to 3.25%, reflecting a 25-basis points interest rate reduction. The Credit Facility matures in November 2028. None of the Credit Facility was utilized as of March 31, 2026. The following outlines the movement of the bank loan from December 31, 2024 to March 31, 2026:

($)
Balance at December 31, 2024	24,920
Additional draw-down	2,000
Repayment	(27,287)
Less: transaction costs and fees	(907)
Modification adjustment	240
Interest expense	2,376
Interest paid	(2,466)
Reclassification of unamortized transaction costs to assets	1,124
Balance at December 31, 2025	—
Additional draw-down	22,500
Repayment	(22,500)
Less: transaction costs and fees	(561)
Modification adjustment	500
Interest expense	166
Interest paid	(130)
Reclassification of unamortized transaction costs to assets	25
Balance at March 31, 2026	—

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

9. Equity

9.1 Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

On January 21, 2026, the Company issued 3,571,429 GRC Shares in satisfaction of the acquisition of the Additional Borborema Royalty (Note 4). The Company incurred issuance costs of $65 and recognized a corresponding deferred tax recovery of $18.

During the three months ended March 31, 2026, the Company issued 2,707,315 GRC Shares in satisfaction of vesting of RSUs ("Restricted Share Units") and exercise of share options and common share purchase warrants.

9.2 Restricted Share Units

During the three months ended March 31, 2026, the Company recognized share-based compensation expense of $441 (2025: $456) related to RSUs.

The following outlines the movements of the Company's RSUs:

	Number of RSUs	Weighted Average Grant Price ($)
Balance at December 31, 2024	2,580,275	1.55
Granted	448,636	4.01
Vested	(1,184,225)	1.77
Forfeited	(2,350)	1.29
Balance at December 31, 2025	1,842,336	2.00
Vested	(17,001)	2.18
Balance at March 31, 2026	1,825,335	2.00

The Company classifies RSUs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of GRC Shares at the date of the grant. The Company recognizes compensation expenses over the vesting period of the RSUs.

9.3 Reserves

The following outlines the movements of the Company's common share purchase warrants, share options, RSUs and convertible debentures:

	Reserves
	Warrants	Share Based Awards	Convertible Debentures	Total
	($)	($)	($)	($)
Balance at December 31, 2024	9,295	14,657	11,732	35,684
Vesting of RSUs	—	(2,092)	—	(2,092)
Exercise of share options	—	(138)	—	(138)
Exercise of common share purchase warrants	(478)	—	—	(478)
Share-based compensation - share options	—	947	—	947
Share-based compensation - RSUs	—	1,807	—	1,807
Convertible debentures - redemption and conversion	—	—	(11,732)	(11,732)
Balance at December 31, 2025	8,817	15,181	—	23,998
Vesting of RSUs	—	(37)	—	(37)
Exercise of share options	—	(1,069)	—	(1,069)
Exercise of common share purchase warrants	(112)	—	—	(112)
Share-based compensation - share options	—	294	—	294
Share-based compensation - RSUs	—	441	—	441
Balance at March 31, 2026	8,705	14,810	—	23,515

Common Share Purchase Warrants

As at March 31, 2026, there were 14,653,827 GRC Warrants outstanding with a weighted average remaining contractual life of 1.17 years. During the three months ended March 31, 2026, 2,246,163 GRC Warrants were exercised and the weighted average share price at the date of exercise was $5.06.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

9. Equity (continued)

9.3 Reserves (continued)

Share Options

The Company adopted a long-term incentive plan (the "LTIP") which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units and share options to directors, officers, employees and consultants. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10% of the common shares issued and outstanding.

During the three months ended March 31, 2026, the Company recognized share-based compensation expense of $294 (2025: $236), related to the share options.

The following outlines the movements of the Company's common share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at December 31, 2024	9,723,775	2.89
Granted	748,034	4.01
Exercised	(99,534)	1.68
Forfeited	(13,517)	2.46
Expired	(207,347)	2.40
Balance at December 31, 2025	10,151,411	2.99
Exercised	(425,699)	1.34
Forfeited	(66,719)	1.32
Expired	(2,505,000)	5.00
Balance at March 31, 2026	7,153,993	2.40

The weighted average share price at the date of exercise of options exercised during the three months ended March 31, 2026 was $4.70.

A summary of share options outstanding and exercisable as at March 31, 2026, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
1.00 to 1.99	3,292,987	1.27	2.27	2,769,600	1.28	2.00
2.00 to 2.99	2,253,455	2.59	1.68	2,253,455	2.59	1.68
3.00 to 3.99	17,514	3.06	1.14	17,514	3.06	1.14
4.00 to 4.99	1,590,037	4.46	2.48	1,029,007	4.71	1.26
	7,153,993	2.40	2.13	6,069,576	2.35	1.75

9.4 Income (Loss) Per Share

	For the three months ended March 31
	2026	2025
	($)	($)
Net income (loss) after income taxes for the period	1,771	(1,248)

Basic weighted average number of common shares	229,394,670	170,325,913
Basic income (loss) per share	0.01	(0.01)

Effect of dilutive securities
RSUs	1,311,134	—
Share options	3,310,122	—
Warrants	6,934,330	—
Diluted weighted average number of common shares	240,950,256	170,325,913
Diluted income (loss) per share	0.01	(0.01)

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

10. Revenue

	For the three months ended March 31
	2026	2025
	($)	($)
Borborema	1,766	741
Borden	532	184
Canadian Malartic	13	105
Côté Gold	1,293	519
Cozamin	381	301
Pedra Branca	1,386	—
Vareš	973	484
Others	834	804
	7,178	3,138

For the three months ended March 31, 2026, others consist of land agreement proceeds not credited against other mineral interest of $488 (2025: $460), and advance mineral royalty payment received of $346 (2025: $337).

11. General and administrative costs and project evaluations costs

	For the three months ended March 31
	2026	2025
	($)	($)
Corporate administrative costs	756	681
Employee costs	1,001	780
Professional fees	348	341
	2,105	1,802
Depreciation	21	19
	2,126	1,821

During the three months ended March 31, 2025, included in project evaluation costs were professional fees of $18.

12. Finance costs

	For the three months ended March 31
	2026	2025
	($)	($)
Interest expense on bank loan	340	626
Interest expense on convertible debentures	—	1,056
Accretion of convertible debentures	—	519
Interest expense on lease liabilities	3	4
	343	2,205

13. Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term and long-term investments, gold-linked loan, accounts receivable, accounts payable and accrued liabilities, and lease obligations.

The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

13. Financial instruments (continued)

	As at March 31, 2026
	Level 1	Level 2	Level 3	Total
	($)	($)	($)	($)
Recurring measurements
Financial assets at FVTPL
Short-term investments	2,601	—	—	2,601
Gold-linked loan	—	—	10,916	10,916
Financial assets at FVOCI
Long-term investments	—	—	2,461	2,461
	2,601	—	13,377	15,978

	As at December 31, 2025
	Level 1	Level 2	Level 3	Total
	($)	($)	($)	($)
Recurring measurements
Financial assets at FVTPL
Short-term investments	1,548	—	—	1,548
Gold-linked loan	—	—	10,826	10,826
Financial assets at FVOCI
Long-term investments	—	—	2,486	2,486
	1,548	—	13,312	14,860

There were no transfers between the levels of the fair value hierarchy during the three months ended March 31, 2026.

The Company's short-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The Company's short-term investments are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy.

The fair value of the gold-linked loan is classified as Level 3 and is determined based on a discounted cash flow approach, which includes significant inputs not based on observable market data such as long-term gold price and expected volatility of gold.

The Company's long-term investments are classified as Level 3 and measured based on data such as the price paid by arm's length parties in recent transactions.

The fair value of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Lease obligations are measured at amortized cost. The fair value of the lease obligations approximates their carrying values as their interest rates are comparable to current market rates.

13.1 Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, currency risk, equity price risk and interest rate risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

13.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances, accounts receivable and gold-linked loan. The Company's bank balances are primarily held with a Schedule I chartered bank in Canada and its US affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution, and the carrying amount of its accounts receivable and gold-linked loan. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

13.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company's working capital (current assets less current liabilities) as at March 31, 2026, was $19,406 compared to $17,928 as at December 31, 2025. The Company's accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

13. Financial instruments (continued)

The Company's future profitability will be dependent on the royalty and streaming income to be received from mine operators. Royalties and streams are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, the Company takes into account the anticipated cash flows from operating activities and its holding of cash and short-term investments. The Company believes it has the adequate liquidity to meet its obligations and to finance its planned activities.

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
	($)	($)	($)	($)	($)
Lease obligations	178	97	81	—	—

13.4 Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company's cash and cash equivalents, short-term investments, other receivables, accounts payable and accrued liabilities and lease obligations are minimal.

13.5 Equity price risk

The Company is exposed to equity price risk associated with its investments in other mining companies. The Company's short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company's short-term investments held as at March 31, 2026, a 10% change in the market price of these investments would have an impact of approximately $190 on net income. The Company is not exposed to significant equity price risk related to its marketable securities.

13.6 Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears an interest rate based on SOFR plus applicable margin ranging from 2.25% to 3.25% based on the Company's leverage ratio, and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net income for the three months ended March 31, 2026. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net income for the three months ended March 31, 2026.

14. Related party transactions

14.1 Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three months ended March 31, 2026, the Company did not enter into any contracts or undertake any commitment with any related parties other than as described herein.

14.2 Transactions with Key Management Personnel

Key management personnel are individuals responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors' fees incurred for services provided by key management personnel of the Company for the three months ended March 31, 2026 are as follows:

	For the three months ended March 31
	2026	2025
	($)	($)
Management salaries	340	298
Directors' fees	57	48
Share-based compensation	522	507
	919	853

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

15. Operating segments

The Company conducts its business as a single operating segment, being the investment in royalty and mineral streaming interests.

Revenue by geographical region

Revenue by geographical region, including revenues derived from the royalties, streaming and other mineral interests, are determined by the location of the mining operations giving rise to the royalties, streaming and other mineral interests. For the three months ended March 31, 2026 and 2025, revenue were earned from the following jurisdictions:

	For the three months ended March 31
	2026	2025
	($)	($)
Revenue by geographical region:
Bosnia and Herzegovina	973	484
Canada	1,838	809
USA	834	803
Brazil	3,152	741
Mexico	381	301
	7,178	3,138

Non-current assets by geographical region

Except for the streaming interest located in Bosnia and Herzegovina and royalties on gold projects located in the USA, Brazil, Mexico, Colombia, Peru and Turkey, substantially all of the Company's assets and liabilities are held in Canada. The following table summarizes the Company's non-current assets by geographical region, as at March 31, 2026 and December 31, 2025. Geographical region of royalties, streaming and other mineral interests are determined by the location of the properties related to the royalties, streaming and other mineral interests.

	As at	As at
	March 31, 2026	December 31, 2025
	($)	($)
Non-current assets by geographical region as of:
Bosnia and Herzegovina	48,638	48,944
Canada	440,055	439,715
USA	197,376	197,423
Brazil	125,190	102,728
Mexico	4,985	5,142
Colombia	4,527	4,527
Turkey	949	949
Peru	782	782
	822,502	800,210